Appendix A: Business Description & Plan

Please note that all of the information hosted on the WeVidIt App, that is not otherwise found in this Form may be found in this Appendix A:

1. ISSAC Budget
2. ISSAC Look Book
3. Article: Dove Cameron Join "Breaking Bad's RJ Mitte in 'Issac'